Management’s
Discussion and
Analysis

For the Three and Six Months Ended June 30, 2024 and 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of August 1, 2024 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and six months ended June 30, 2024 in comparison with the corresponding period ended June 30, 2023. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.
Caution Regarding Forward-Looking Information

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “beyond”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid and automatic share purchase plan; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Preliminary Economic Assessment at Mount Milligan and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine followed by the Company approving a limited notice to proceed; an initial resource estimate at the Goldfield Project including the success of exploration programs, technical optimization studies or metallurgical testwork; the re-evaluation of the technical concepts for the Kemess Project including confirmation and exploration drilling and any technical studies; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the site-wide optimization program at Mount Milligan including any improvements to occupational health and safety, concentrate management, the mine, mill and the plant and any potential costs savings resulting from the same; the expected gold and copper production at the Mount Milligan Mine and gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at the Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; the commercial optimization plan at Langeloth including any improvements to profitability and its future potential; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye. The Company also owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at June 30, 2024, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Advanced evaluation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at August 1, 2024, there are 212,723,782 common shares issued and outstanding, options to acquire 2,757,807 common shares outstanding under the Company’s stock option plan, and 1,003,689 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
Financial Highlights
Revenue	282.3	184.5	53%	588.2	411.0	43%
Production costs	162.5	153.5	6%	336.3	357.8	(6)%
Depreciation, depletion, and amortization ("DDA")	27.5	23.3	18%	60.8	41.8	45%
Earnings from mine operations	92.3	7.7	1099%	191.0	11.4	1575%
Net earnings (loss)	37.7	(39.7)	195%	104.1	(113.1)	192%
Adjusted net earnings (loss)(1)	46.4	(42.3)	210%	77.7	(95.1)	182%
Cash provided by (used in) operating activities	2.6	33.4	92%	102.0	(66.4)	254%
Free cash flow (deficit)(1)	(27.0)	10.6	(355)%	54.1	(95.3)	157%
Additions to property, plant and equipment (“PP&E”)	37.9	20.8	82%	53.2	28.8	85%
Capital expenditures - total(1)	36.3	22.5	61%	53.1	27.4	94%
Sustaining capital expenditures(1)	30.6	20.7	48%	46.8	25.6	83%
Non-sustaining capital expenditures(1)	5.7	1.8	217%	6.3	1.8	250%
Net earnings (loss) per common share - $/share basic(2)	0.18	(0.18)	200%	0.49	(0.52)	195%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.23	(0.20)	215%	0.36	(0.44)	182%
Operating highlights
Gold produced (oz)	89,828	61,622	46%	201,169	94,837	112%
Gold sold (oz)	83,258	48,155	73%	187,571	87,145	115%
Average market gold price ($/oz)	2,238	1,976	13%	2,203	1,932	14%
Average realized gold price ($/oz )(3)	2,097	1,532	37%	1,955	1,493	31%
Copper produced (000s lbs)	13,549	13,787	(2)%	27,880	27,142	3%
Copper sold (000s lbs)	11,705	12,831	(9)%	27,327	28,162	(3)%
Average market copper price ($/lb)	4.42	3.84	15%	4.12	3.95	4%
Average realized copper price ($/lb)(3)	3.79	2.56	48%	3.41	3.03	13%
Molybdenum sold (000s lbs)	2,675	3,030	(12)%	5,623	6,377	(12)%
Average market molybdenum price ($/lb)	21.79	21.23	3%	19.93	27.09	(26)%
Average realized molybdenum price ($/lb)	22.10	24.01	(8)%	21.25	29.08	(27)%
Unit costs
Gold production costs ($/oz)(4)	870	1,066	(18)%	802	1,085	(26)%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,179	1,711	(31)%	1,001	1,564	(36)%
All-in costs on a by-product basis ($/oz)(1)(4)	1,442	2,284	(37)%	1,191	2,205	(46)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,260	1,656	(24)%	1,125	1,635	(31)%
Copper production costs ($/lb)(4)	2.47	2.28	8%	2.14	2.51	(15)%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	3.21	2.77	16%	2.55	2.81	(9)%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at June 30, 2024, the Company had 213,175,964 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Second Quarter 2024 compared to Second Quarter 2023
Net earnings of $37.7 million was recognized in the second quarter of 2024, compared to a net loss of $39.7 million in the second quarter of 2023. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $92.3 million in the second quarter of 2024 compared to $7.7 million in the second quarter of 2023 primarily due to higher average realized gold and copper prices, an increase in gold ounces sold at the Öksüt Mine, lower production costs and lower DDA at the Mount Milligan Mine. Partially offsetting these factors were lower ounces of gold sold and lower pounds of copper sold at the Mount Milligan Mine and higher production costs and DDA at the Öksüt Mine; and
•other non-operating income of $11.6 million recognized in the second quarter of 2024 compared to other non-operating income of $1.2 million in the second quarter of 2023 primarily attributable to higher foreign exchange gain due to movement in foreign currency exchange rates and higher interest income earned on the Company’s cash balance.

The increase in net earnings was partially offset by a higher income tax expense of $17.8 million in the second quarter of 2024 compared to income tax expense of $6.5 million in the second quarter of 2023 and higher other operating expenses of $13.2 million in the second quarter of 2024 compared to $9.0 million in the second quarter of 2023. The increase in income tax expense was primarily due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in June 2023 and an increase in the corporate income tax rate for the Öksüt Mine. The increase in other operating expenses was primarily attributable to an unrealized loss of $7.4 million on financial asset related to the Additional Royal Gold Agreement.

Adjusted net earningsNG of $46.4 million were recognized in the second quarter of 2024, compared to an adjusted net lossNG of $42.3 million in the second quarter of 2023. The increase in adjusted net earningsNG was primarily due to higher earnings from mine operations and higher other non-operating income, partially offset by higher income tax expense as outlined above.

The main adjusting items to net earnings in the second quarter of 2024 were:

•$7.4 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement;
•$5.5 million of unrealized gain on foreign exchange from the movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine;
•$5.1 million of reclamation provision revaluation recovery resulting from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project; and
•$1.9 million of income tax adjustments mainly resulting from the foreign exchange rate movement on the deferred income tax expense at the Öksüt Mine and the Mount Milligan Mine.

The adjusting items to net loss in the second quarter of 2023 were:

•$8.3 million of reclamation provision revaluation recovery at the Endako Mine, Kemess Project and the Thompson Creek Mine primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows; and
•$5.7 million of current income tax expense resulting from the introduction by the Turkish government of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022.

Cash provided by operating activities was $2.6 million in the second quarter of 2024, compared to cash provided by operating activities of $33.4 million in the second quarter of 2023. The decrease was primarily attributable to higher royalty and tax payments at the Öksüt Mine and higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine and lower gold ounces and copper pounds sold. Partially offsetting the overall decrease in cash provided by operating activities were higher average realized gold and copper prices and higher gold ounces sold at the Öksüt Mine after restart in June 2023.

Free cash flow deficitNG of $27.0 million was recognized in the second quarter of 2024, compared to a free cash flowNG of $10.6 million in the second quarter of 2023. The increase in free cash flow deficit was primarily due to lower cash provided by operating activities as outlined above as well as higher property, plant and equipment additions at the Thompson Creek Mine related to mining equipment refurbishments.
Six months ended June 30, 2024 compared to 2023

Net earnings of $104.1 million were recognized in 2024, compared to a net loss of $113.1 million in 2023. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $191.0 million in 2024 compared to $11.4 million in 2023 primarily due to higher average realized gold and copper prices, an increase in the ounces of gold sold at the Öksüt Mine, and lower production costs at the Mount Milligan Mine. Partially offsetting these factors were higher production costs and DDA at the Öksüt Mine;
•a reclamation recovery of $30.1 million in 2024 compared to a reclamation expense of $7.3 million in 2023, primarily due to an increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project; and
•higher other non-operating income of $27.6 million in 2024 compared to $4.3 million in 2023 primarily due to higher foreign exchange gain attributable to movement in foreign currency exchange rates and higher interest income earned on the Company’s cash balance.

The increase in net earnings was partially offset by higher income tax expense of $47.6 million in 2024 compared to income tax expense of $14.5 million in 2023. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in June of 2023.

Adjusted net earningsNG of $77.7 million were recognized in 2024, compared to an adjusted net lossNG of $95.1 million in 2023. The increase in adjusted net earningsNG was due to higher earnings from mine operations and higher other non-operating income, partially offset by higher income tax expense as outlined above.

The main adjusting items to net earnings in 2024 were:

•$30.1 million of reclamation provision revaluation recovery, as noted above;
•$8.9 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement;
•$4.9 million of income tax adjustments mainly resulting from the foreign exchange rate movement on the deferred income tax expense at the Öksüt Mine and the Mount Milligan Mine;
•$3.4 million of unrealized gain on foreign exchange from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine; and
•$2.5 million of transaction costs related to the Additional Royal Gold Agreement.

The adjusting items to net loss in 2023 were:

•$7.3 million reclamation provision expense at the Endako Mine, Kemess Project and the Thompson Creek Mine; and
•$10.7 million of deferred income tax adjustments mainly resulting from the foreign exchange rate movement on the deferred income tax expense at the Öksüt Mine and the Mount Milligan Mine as well as the introduction by the Turkish government of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022.

Cash provided by operating activities was $102.0 million in 2024 compared to cash used in operating activities of $66.4 million in 2023. The increase in cash provided by operating activities was primarily due to higher ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices. Other contributing factors were lower production costs at the Mount Milligan Mine, higher interest income earned on the Company’s cash balance and a favorable working capital movement at the Molybdenum Business Unit. Partially offsetting these impacts were an unfavourable working capital movement at the Mount Milligan Mine, higher royalty and tax payments at the Öksüt Mine, and higher expenses on project studies and advancement work at the Thompson Creek Mine.

Free cash flowNG of $54.1 million was recognized in 2024 compared to free cash flow deficitNG of $95.3 million in 2023. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions at the Mount Milligan Mine, the Öksüt Mine and the Molybdenum Business Unit.
Recent Events and Developments

Transaction with RGLD Gold AG and Royal Gold, Inc.

The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”).

On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”), relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the achievement of certain threshold amounts of gold and copper delivered to Royal Gold from shipments occurring after January 1, 2024. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

The first threshold date (“First Threshold Date”) will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The second threshold (gold) date (“Second Threshold (Gold) Date”) will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the second threshold (copper) date (“Second Threshold (Copper) Date”) will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024.

When considered together with the streaming payments under the Mount Milligan Streaming Agreement, the Additional Royal Gold Agreement will effectively provide aggregate cash payments for gold and copper sold (“Threshold Payments”) under the Mount Milligan Streaming Agreement as follows:

For gold:

•the lower of $850 per ounce and 50% of the gold spot price for the period between the First Threshold Date and the Second Threshold (Gold) Date; and
•the lower of $1,050 per ounce and 66% of the gold spot price from and after the Second Threshold (Gold) Date.

For copper:

•50% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•66% of the copper spot price from and after the Second Threshold Copper Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only in a low commodity price environment. If both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound (“Pre-Threshold Reference Prices”), then the Company may elect to receive:

•For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 when including any cash payment under the Mount Milligan Mine Streaming Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Mount Milligan Mine Streaming Agreement; and

•For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Mount Milligan Mine Streaming Agreement.

Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the Pre-Threshold Reference Prices at the time of any gold or copper delivery under the Mount Milligan Mine Streaming Agreement.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold as part of the Additional Royal Gold Agreement, including:

•An initial cash payment of $24.5 million;
•A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030;
•Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the later of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in the Additional Royal Gold Agreement; and
•An indemnification for Royal Gold and its affiliates for up $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years.
The value of the Threshold Payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). Potential suspension of Threshold Payments would not impact the Company’s and TCM’s obligation to make the payments and deliveries mentioned above to Royal Gold.

As a result of the Additional Royal Gold Agreement, the mine life has been extended by two years to 2035, subject to normal course permitting, and has declared mineral resources of 510 million tonnes, inclusive of reserves. The Company has initiated a Preliminary Economic Assessment (“PEA”) as part of a strategic process to evaluate the total potential of the Mount Milligan Mine ore deposit with the substantial mineral resources at the Mount Milligan Mine with a goal to unlock additional value beyond its current 2035 mine life. The scope of the PEA is expected to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA also plans to evaluate several capital projects to support a further expansion of the Mount Milligan Mine’s life, including options for a new tailings storage facility (“TSF”) and potential process plant upgrades. The strategic evaluation is expected to continue into next year to be completed in the first half of 2025.

The Company disbursed the initial cash payment of $24.5 million to Royal Gold in the first quarter of 2024.

Normal Course Issuer Bid

On November 3, 2023, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a normal course issuer bid (“NCIB”) to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024. Any tendered Common Shares taken up and paid for Centerra under the NCIB are cancelled.

During the second quarter of 2024, the Company repurchased 1,439,700 common shares for a total consideration of $9.8 million (C$13.5 million) under its NCIB program. During the six months ended June 30, 2024, the Company repurchased 3,223,500 common shares for a total consideration of $19.8 million (C$26.9 million) under its NCIB program.

Exploration and Project Evaluation Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America (“USA”). The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, at greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and the Thompson Creek Mine in Idaho. Drilling at Türkiye is planned to commence in the third quarter of 2024.

Mount Milligan Mine

At the Mount Milligan Mine, a total of 11,500 metres has been completed for the six months ended June 30, 2024, representing 54% of the year’s planned drill metres. These extended to in-pit drilling and at the western extension of the pit, including Southern star, DWBX and Goldmark. In-fill drilling was completed in the zone 66 (Phase 7 mining area), which focused on gaps within the current resource model to support short term ore reconciliation for mine operations in the area.

Goldfield Project

Exploration

At the Goldfield project in Nevada, USA, brownfield exploration with diamond and reverse circulation (“RC”) drilling was completed at the Jupiter, Adams and Diamondfield prospects, and is ongoing at the Daisy and Linda prospects. A total of 16,750 metres have been completed for the six months ended June 30, 2024, representing 79% of the yearly planned metres.

The Jupiter prospect is located 1.5 kilometres northeast of the Gemfield deposit, and the Adams prospect is located 2 kilometres northeast of the Gemfield deposit.

Drilling at the Adams prospect targeted shallow, east-dipping oxide mineralization, hosted in the Kendall Tuff and Diamondfield sediment units. The Adams target zone is a northeast-trending fault system, with dimensions roughly 1.3 by 0.3 kilometres. Historic drilling becomes increasingly sparse as the trend continues to the northeast, but mineralization continues throughout the zone.

The drillholes at Adams are designed to follow-up on historic drilling in the area, as well as identify new mineralization along strike of the main ore body. Phase One drilling consists of primarily diamond drilling, as all historic holes were drilled as RC or rotary.

Project Evaluation

As a result of a continuing strategic review of the project, the Company continues to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits with a view to develop a more simplified ore processing method and a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. The Company will take additional time to perform exploration activities in its large, under-explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed. The primary objective for the Goldfield project in 2024 is to complete initial resource estimate for the property, targeted for the end of year. With bulk sampling work completed, ongoing activities include large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical, permitting, and land work necessary for finalizing the initial resource estimate for the project.

2024 Outlook

The Company’s initial 2024 outlook was disclosed in the MD&A for the year ended December 31, 2023, filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Subsequently, in the MD&A for the first quarter of 2024, the Company revised its outlook for Kemess Project’s reclamation costs and expected Öksüt Mine taxes while keeping other guidance metrics unchanged. There has been no change to the Company’s 2024 guidance metrics except the expected Öksüt Mine current income taxes were increased from a range of $54 to $60 million to a range of $64 to $70 million reflecting higher gold prices expected for the year. The Company’s full year 2024 outlook, as adjusted, and comparative actual results for the six months ended June 30, 2024 are set out in the following table:

	Units	2024 Guidance	Six months ended June 30, 2024
Production
Total gold production(1)	(Koz)	370 - 410	201
Mount Milligan Mine(2)(3)(4)	(Koz)	180 - 200	87
Öksüt Mine	(Koz)	190 - 210	114
Total copper production(2)(3)(4)	(Mlb)	55 - 65	28
Unit Costs(5)
Gold production costs(1)	($/oz)	800 - 900	802
Mount Milligan Mine(2)	($/oz)	950 - 1,050	1,017
Öksüt Mine	($/oz)	650 - 750	653
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,075 - 1,175	1,001
Mount Milligan Mine(4)	($/oz)	1,075 - 1,175	912
Öksüt Mine	($/oz)	900 - 1,000	879
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,325	1,191
Mount Milligan Mine(4)	($/oz)	1,100 - 1,200	985
Öksüt Mine	($/oz)	900 - 1,000	882
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,125 - 1,225	1,125
Mount Milligan Mine	($/oz)	1,175 - 1,275	1,216
Öksüt Mine	($/oz)	900 - 1,000	882
Copper production costs	($/lb)	1.75 - 2.25	2.15
All-in sustaining costs on a co-product basisNG	($/lb)	2.50 - 3.00	2.55
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using an assumed market gold price of $2,200 per ounce and a blended copper price of $4.25 per pound for the second half of 2024, Mount Milligan Mine’s average realized gold and copper price for the remaining two quarters of 2024 would be $1,578 per ounce and $3.32 per pound, respectively, compared to average realized prices of $1,955 per ounce and $3.41 per pound in the six-month period ended June 30, 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $4.25 per pound factors in copper hedges in place as of June 30, 2024.
3.Gold and copper production for the second half of the year at the Mount Milligan Mine assumes estimated recoveries of 63% to 65% for gold and 76% to 78% for copper compared to actual recoveries for gold of 65.1% and for copper of 76.5% achieved in the first six months of 2024. The Company estimates full year recoveries of 64% for gold and 78% for copper.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Production Profile

In the six months ended June 30, 2024, the Company reported consolidated gold and copper production of 201,169 ounces of gold and 27.9 million pounds of copper, respectively. Centerra's full year 2024 consolidated gold production is projected to be between 370,000 and 410,000 ounces with an estimated 180,000 to 200,000 ounces from the Mount Milligan Mine and 190,000 to 210,000 ounces from the Öksüt Mine. Copper production is expected to be 55 to 65 million pounds for the full year of 2024..

In the six months ended June 30, 2024, the Mount Milligan Mine produced 86,926 ounces of gold and 27.9 million pounds of copper. The Company expects higher mill throughput and higher gold grades in the second half of the year with both gold and copper production and gold and copper sales at the Mount Milligan Mine projected to be higher compared to the first six months of the year. Gold and copper sales in the second half of the year are expected to contribute approximately 60% of the annual sales compared to approximately 55% in the previous guidance. The Mount Milligan Mine carried out a planned plant shutdown in the first quarter of 2024 for a SAG mill reline and is planning a second plant maintenance shutdown for approximately 100 hours in the third quarter of the year. The Mount Milligan Mine is continuing to execute on a full asset optimization process, initially launched late in 2023. This optimization process includes targeted initiatives aimed at enhancing safety, production and cost-efficiency. Notable achievements in the first six months of 2024 include an improved safety record, increased availability and utilization of the haul fleet and increased mill throughput per operating day. Additionally, as part of the ongoing performance improvement efforts, the site has started to test a number of initiatives that aim to increase the overall copper and gold recoveries. This includes installing a program logic control with real-time adjustments to the flotation circuit for improved stabilization with regard to optimal grind sizing and throughput, and secondly producing a higher volume of gold-copper concentrate with lower copper grades and ore blending initiatives to improve the processing of elevated pyrite bearing high-grade gold, low-grade copper ore.

In the six months ended June 30, 2024, the Öksüt Mine produced 114,243 ounces of gold. During this first six months of the year, the Öksüt Mine finished processing most of the gold inventory that it had accumulated in the previous year. However, the gold production in the first six months of the year was impacted by seasonally significant precipitation at the site, leading to a minor amount of dilution to the pregnant gold solution which negatively affected gold recoveries in the period and in addition, a minor amount of deferred production due to re-sequencing of the mine plan as well as for ore blending purposes. Gold production in the second half of the year is projected to be approximately 40% to 45% of the Öksüt Mine annual gold production. For the full year of 2024, the Öksüt Mine’s gold production guidance remains between 190,000 to 210,000 ounces. Gold sales are expected to closely follow the gold production profile for the full year.

Cost Profile

In the six months ended June 30, 2024, the Company’s consolidated gold production costs amounted to $802 per ounce. For the full year of 2024, the Company anticipates its consolidated gold production costs to range from $800 to $900 per ounce.

In the six months ended June 30, 2024, the Mount Milligan Mine reported gold production costs of $1,017 per ounce. For the full year of 2024, the Company anticipates Mount Milligan Mine’s gold production cost guidance to be in the range of $950 to $1,050 per ounce. Gold production costs per ounce are projected to fluctuate in the second half of the year with an anticipated increase in the third quarter due to expenses from the scheduled plant shutdown followed by a normalized cost profile in the final quarter of the year. As part of the ongoing full asset optimization review, the Mount Milligan Mine is actively pursuing opportunities to reduce operational costs. These efforts are focused on several key areas including optimizing costs of grinding media and other major consumables and spare parts through improvement of procurement strategies, consumption optimization as well as streamlining logistics to minimize costs related to the transportation of materials and supplies and shipment of gold-copper concentrates. Notable achievements in the first six months of 2024 included optimization activities in the mill, leading to a decrease in the processing costs in the first six months of 2024 with a reduction in mill maintenance costs due to more optimized mill maintenance shutdown activities and a reduction in grinding media costs due to lower consumption.

In the six months ended June 30, 2024, the Öksüt Mine reported gold production costs of $653 per ounce. This low cost per ounce was primarily due to processing the stacked ore inventory that was accumulated at the Öksüt Mine in prior years, resulting in a relatively low weighted average costs per ounce. For the full year of 2024, the Company estimates the Öksüt Mine’s gold production costs in the range of $650 to $750 per ounce. The elevated gold production cost per ounce profile in the second half of 2024 is primarily attributed to an increase in mining and hauling costs, higher weighted average cost per ounce in the remaining inventory as well as lower gold production and sales, as noted above. The increase in mining and hauling costs reflects adjustments to the mine’s operational agreements, including local labour agreements and revisions to the contract with Öksüt’s mining contractor.

Copper production costs at the Mount Milligan Mine were $2.15 per pound in the six months ended June 30, 2024. For the full year of 2024, copper production costs are projected to be in the $1.75 to $2.25 per pound range. The Company expects an increase in copper production costs during third quarter of 2024 due to higher plant maintenance costs anticipated in the period. While copper production costs are expected to increase in the third quarter of 2024, the Company forecasts full year copper production costs to decrease in the fourth quarter of the year bringing the full year costs within the guidance range as noted above. Copper production costs are projected to decrease due to higher metal sales projected for the last quarter of the year.

Consolidated all-in sustaining costs on a by-product basisNG were $1,001 per ounce in the six months ended June 30, 2024. For the full year of 2024, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,075 to $1,175 per ounce.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $912 per ounce in the six months ended June 30, 2024. For the full year of 2024, all-in sustaining costs on a by-product basisNG are expected to range from $1,075 to $1,175 per ounce. Lower all-in sustaining costs on a by-product basisNG per ounce in the six months ended June 30, 2024 reflect increased copper credits from higher copper prices. All-in sustaining costs on a by-product basisNG are expected to increase in the third quarter of 2024 due to lower expected credits from copper sales and higher sustaining capital expendituresNG, primarily due to higher spending on the planned TSF construction. Costs are anticipated to normalize in the final quarter of the year, bringing the annual all-in sustaining costs on a by-product basisNG per ounce within the guidance range.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $879 per ounce in the six months ended June 30, 2024. For the full year of 2024, all-in sustaining costs on a by-product basisNG at the Öksüt Mine are expected to be in the range of $900 to $1,000 per ounce. The projected increase in all-in sustaining costs on a by-product basisNG per ounce for the full year of 2024 compared to the six months ended June 30, 2024 is mainly attributed to the higher gold production costs per ounce and higher royalty costs projected for the second half of 2024, as outlined above. In addition, the Öksüt Mine is anticipated to incur higher sustaining capital expendituresNG in the second half of 2024 due to timing of planned capital projects. While the unit cost guidance remains unchanged, the Company expects all-in sustaining costs on a by-product basisNG to trend to the higher end of the unit cost range due to increased royalty costs from elevated gold prices expected in the second half of 2024.

Consolidated all-in costs on a by-product basisNG were $1,191 per ounce in the six months ended June 30, 2024. For the full year of 2024, the Company expects all-in costs on a by-product basisNG to be between $1,225 and $1,325 per ounce. The Company anticipates an increase in consolidated all-in costs on a by-product basisNG for the second half of 2024 relative to the first six months of the year primarily due to higher consolidated all-in sustaining costs on a by-product basisNG as outlined above, and higher pre-development and exploration expenditures.

Capital Expenditures

The Company’s 2024 guidance for capital expendituresNG remains unchanged from the previous guidance. The Company’s full year 2024 outlook, and comparative actual results for the six months ended June 30, 2024 are set out in the following table:

(Expressed in millions of United States dollars)	Units	2024 Guidance	Six months ended June 30, 2024
Capital Expenditures
Additions to PP&E(1)	($M)	108 - 140	53.2
Mount Milligan Mine	($M)	55 - 65	19.6
Öksüt Mine	($M)	40 - 50	21.6
Molybdenum BU	($M)	12 - 22	10.5
Langeloth Facility	($M)	5 - 10	4.9
Thompson Creek Mine(2)	($M)	7 - 12	5.6
Other	($M)	1 - 3	1.5
Sustaining Capital ExpendituresNG(1)	($M)	100 - 125	46.8
Mount Milligan Mine	($M)	55 - 65	21.5
Öksüt Mine	($M)	40 - 50	20.1
Langeloth Facility	($M)	5 - 10	4.9
Other	($M)	1 - 2	0.3
Non-sustaining Capital ExpendituresNG(1)	($M)	8 - 15	6.3
Thompson Creek Mine(2)	($M)	7 - 12	5.6
Other	($M)	1 - 3	0.7
Total Capital ExpendituresNG(1)	($M)	108 - 140	53.1
1.Consolidated Centerra figures.
2.Relates to the original outlook range for the Thompson Creek Mine for the first six months of 2024 only. The difference between original guidance range and actual amount incurred for the six months ended June 30, 2024 is expected to be spent in the third quarter of 2024.

Additions to Property, Plant and Equipment (“PP&E”) for IFRS accounting purposes includes certain non-cash additions to PP&E such as positive or negative changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of Additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A. In the six months ended June 30, 2024, consolidated additions to PP&E were $53.2 million and total capital expendituresNG were $53.1 million. For the full year of 2024, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $108 to $140 million. Total capital expendituresNG are expected to be higher in the second half of 2024 relative to the first half of 2024 primarily due to the timing of the capital expendituresNG at the Mount Milligan Mine and Öksüt Mine.

The Mount Milligan Mine’s additions to PP&E in the six months ended June 30, 2024 were $19.6 million and total capital expendituresNG were $21.5 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $4.1 million and the costs capitalized to the right of use assets of $1.8 million. For the full year of 2024, the Company is expecting additions to PP&E and total capital expendituresNG in the range of $55 to $65 million. Most of the remaining 2024 capital expendituresNG relate to capitalized TSF construction costs amounting to $19 to $22 million with the balance related to mobile equipment overhauls and purchases and mill maintenance projects.

The Öksüt Mine’s additions to PP&E in the six months ended June 30, 2024 were $21.6 million and total capital expendituresNG were $20.1 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $0.9 million and the costs capitalized into right of use assets of $0.6 million. For the full year of 2024, at the Öksüt Mine the Company plans sustaining capital expendituresNG of $40 to $50 million. Most of the sustaining capital expendituresNG relate to capitalized stripping costs (amounting to $24 to $27 million), waste rock dump expansion project, the heap leach pad expansion and contact water treatment plant construction projects.

The Langeloth Facility’s additions to PP&E and total capital expendituresNG were $4.9 million in the six months ended June 30, 2024. The majority of these costs are related to the scheduled refurbishment of the acid plant that was carried out in the second quarter of 2024, and is a routine procedure conducted every several years. For the full year of 2024, the Langeloth Facility is projecting sustaining capital expenditures to be in the range of $5 to $10 million.

The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG were $5.6 million in the six months ended June 30, 2024 compared to the non-sustaining capital expendituresNG guidance of $7 to $12 million, which is unchanged from the previous guidance. The Company initially anticipated these expenditures to occur in the first half of 2024. The Company expects to catch up total capital expendituresNG early in the third quarter of 2024 reaching the guidance range noted above. These expenditures were primarily intended to cover capital projects associated with early work activities. The Company expects to announce the results of a feasibility study to restart the Thompson Cree Mine in the late summer of 2024. In the period leading up to the announcement, the Company expects to continue with a limited scope refurbishment of the existing mobile equipment fleet and the purchase of additional mobile equipment.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	Units	2024 Guidance	Six months ended June 30, 2024
Langeloth Facility
Loss from operationsNG	($M)	(5) - (15)	(4.9)
DD&A Expense	($M)	5 - 10	1.6
Cash (used in) provided by operations before changes in working capital	($M)	(5) - 0	(3.3)
Changes in Working Capital	($M)	(20) - 20	5.0
Cash (Used in) Provided by Operations		(25) - 20	1.7
Additions to PP&E(1)	($M)	(5) - (10)	(3.7)
Free Cash Flow (Deficit) from OperationsNG	($M)	(30) - 10	(2.0)
Thompson Creek Mine(2)
Project Evaluation Expenses(3)	($M)	(17) - (20)	(13.7)
Care and Maintenance Expenses - Cash	($M)	(1) - (3)	(1.6)
Cash used in operations before changes in working capital	($M)	(18) - (23)	(15.3)
Changes in Working Capital	($M)	—	1.1
Cash Used in Operations	($M)	(18) - (23)	(14.2)
Additions to PP&E(1)	($M)	(7) - (12)	(2.1)
Free Cash Flow Deficit from OperationsNG	($M)	(25) - (35)	(16.3)
Endako Mine
Care and Maintenance Expenses - Cash	($M)	(5) - (7)	(1.8)
Reclamation Costs	($M)	(15) - (18)	(0.4)
Cash Used in Operations	($M)	(20) - (25)	(2.2)
1.Additions to PP&E calculations for calculating Free Cash Flow (Deficit) from OperationsNG include only cash expenditures for PP&E additions.
2.Relates to the original outlook range for the Thompson Creek Mine for the first six months of 2024 only. The difference between original guidance range and actual amount incurred for the six months ended June 30, 2024 is expected to be spent in the third quarter of 2024.
3.Project evaluation expenses are recognized as expense in the consolidated statements of earnings (loss).

In the six months ended June 30, 2024, the Langeloth Facility’s loss from operations was $4.9 million, which included DDA of $1.6 million. In 2024, the Langeloth Facility expects a loss from operations in the range of $5 to $15 million, which includes DDA of $5 to $10 million. The Company expects that the cash used in operations at the Langeloth Facility will primarily be driven by changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In 2024, the Company expects an incremental release of working capital of approximately $20 million at a molybdenum price of $15 per pound and an incremental investment in working capital of approximately $20 million at a molybdenum price of $25 per pound. Average molybdenum market price in the six months ended June 30, 2024 was $19.93 per pound. As part of Centerra’s strategy to maximize the value for each asset in its portfolio, the Company has recently completed a commercial optimization plan for the Langeloth Facility, geared at increasing profitability and evaluating its future potential. Details of the commercial optimization plan and the value potential at the Langeloth Facility will be announced in conjunction with the Thompson Creek Mine feasibility study in the late summer of 2024.

In the six months ended June 30, 2024, the Company’s cash expenditures at the Thompson Creek Mine were $16.3 million, including $13.7 million costs related to advancement of project studies and early works (including pre-stripping activities in the main open pit area), $1.6 million for care and maintenance and $2.1 million for cash expenditures for additions to PP&E, partially offset by working capital movement of $1.1 million. In the first six months of 2024, Thompson Creek Mine was initially expected to spend approximately $25 to $35 million, which included $7 to $12 million of capital expendituresNG outlined above, $17 to $20 million of project evaluation expenses, and $1 to $3 million of care and maintenance costs. The Company expects to catch up total expenditures early in the third quarter of 2024 reaching the guidance range noted above. Costs related to advancement of project studies and early works as well as care and maintenance costs were expensed. Project evaluation activities include costs necessary to conduct a process plant optimization study, costs to complete the feasibility study, costs to continue pre-stripping in the main pit area and other permitting and general site costs. Upon the completion of the feasibility study and a decision on the limited notice to proceed expected in the late summer of 2024, the Company plans to update the outlook for the Thompson Creek Mine for the balance of the year.

In the six months ended June 30, 2024, the Company's cash expenditures at the Endako Mine totaled $2.2 million, with $0.4 million attributed to reclamation. For the full year of 2024, care and maintenance costs are expected to be in the range of $5 to $7 million and reclamation costs are estimated to be between $15 to $18 million. Reclamation activities in 2024 will be focused on the closure of the spillway for Tailings Pond 2 with most of the costs expected to be spent in the second half of the year, including approximately $9 to $12 million expected to be spent in third quarter of 2024. Reclamation costs planned in 2024 have been included in the reclamation provision as at June 30, 2024.

Project Evaluation, Exploration, and Other Costs

(Expressed in millions of United States dollars)	Units	2024 Guidance	Six months ended June 30, 2024
Project Exploration and Evaluation Costs
Goldfield Project	($M)	9 - 13	3.8
Thompson Creek Mine(1)	($M)	17 - 20	13.7
Other	($M)	—	0.9
Total Project Evaluation Costs	($M)	26 - 33	18.4
Brownfield Exploration(2)	($M)	17 - 22	4.3
Greenfield and Generative Exploration	($M)	18 - 23	13.8
Total Exploration Costs(2)	($M)	35 - 45	18.1
Total Exploration and Project Evaluation Costs	($M)	61 - 78	36.5
Other Costs
Kemess Project(3)	($M)	19 - 25	6.3
Corporate Administration Costs	($M)	37 - 42	20.8
Stock-based Compensation	($M)	8 - 10	3.3
Other Corporate Administration Costs	($M)	29 - 32	17.5
1.Outlook range for the Thompson Creek Mine relates to the first six months of 2024 only.
2.Total exploration costs include capitalized exploration costs at the Mount Milligan Mine of $1.0 million for the six months ended June 30, 2024.
3.Kemess Project costs include care and maintenance costs as well as reclamation costs included in the reclamation provision as at June 30, 2024.

Exploration Expenditures (excluding Project Evaluation costs)

In the six months ended June 30, 2024, total exploration expenditures were $18.1 million, including $17.1 million related to expensed exploration and capitalized exploration costs of $1.0 million. Total exploration expenditures for the full year of 2024 are expected to be in the range of $35 to $45 million. The exploration expenditures will be approximately evenly split between brownfield and greenfield projects. The exploration targets for brownfield projects include further drilling at Mount Milligan and Öksüt Mines as well as the Goldfield and Oakley Projects.

Goldfield Project

In the six months ended June 30, 2024, exploration and project evaluation costs related to the Goldfield Project in Nevada, USA amounted to $10.8 million, including $3.8 million for project evaluation costs, $6.6 million for exploration costs and $0.4 million for non-sustaining capital expendituresNG. For the full year of 2024, project evaluation costs are expected to be in the range between $9 to $13 million. The primary objective for the Goldfield Project in 2024 is to complete initial resource estimate for the property and ongoing technical optimization studies, targeted for the end of year. Planned activities include bulk sampling work, large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical, permitting, and land work necessary for finalizing the initial resource estimate for the project. While the bulk sampling work and blast fragmentation studies were completed in the first half of 2024, the large column leach testwork program is expected to continue in the second half of 2024.

Kemess Project

In the six months ended June 30, 2024, care and maintenance costs at the Kemess Project were $6.3 million, which is expected to continue throughout the year. Care and maintenance costs are expected to be in the range of $12 to $14 million.

The Company is now re-evaluating the technical concepts for the property. In 2024, the Company has allocated funds to testing these new concepts to determine the future potential of the project. These activities include confirmation and exploration drilling as well as technical studies. The cost of these activities is included in the guidance range outlined above. The Company also made a decision to delay some works related to decommissioning of the Kemess South TSF sedimentation pond and associated works and is expected to spend $7 to $11 million on reclamation and study costs at the Kemess Project. Reclamation costs planned in 2024 have been included in the reclamation provision as at June 30, 2024.

Corporate Administration

In the six months ended June 30, 2024, corporate and administration expenses were $20.8 million, including stock-based compensation expense of $3.3 million. Corporate and administration expenses for the full year of 2024 are expected to be in the range of $37 to $42 million (including $8 to $10 million of stock-based compensation expenses). In the six months ended June 30, 2024, the stock-based compensation expense was impacted by the Company’s share price performance.

Depreciation, Depletion and Amortization

(Expressed in millions of United States dollars)	Units	2024 Guidance	Six months ended June 30, 2024
Depreciation, depletion and amortization(1)	($M)	140 - 165	60.8
Mount Milligan Mine	($M)	90 - 100	32.4
Öksüt Mine	($M)	45 - 55	26.8
Other	($M)	5 - 10	1.6
1.Consolidated Centerra figures.

Consolidated DDA included in the cost of sales was $60.8 million in the six months ended June 30, 2024 and is expected to increase to the range of $140 to $165 million for the full year of 2024. The Mount Milligan Mine’s DDA expense in the six months ended June 30, 2024 was $32.4 million and is expected to trend towards the lower end of the range of $90 to $100 million in 2024 due the extension of the life of mine related to the Additional Royal Gold Agreement. Öksüt Mine’s DDA expense in the six months ended June 30, 2024 was $26.8 million and is expected to be in the range of $45 to $55 million. The remaining balance of DDA expense for 2024 is primarily related to the Langeloth Facility and is trending towards the lower end of guidance of approximately $5 to $10 million.

Current Taxes and Tax Payments

(Expressed in millions of United States dollars)	Units	2024 Guidance	Six months ended June 30, 2024
Income tax and BC mineral tax expense(1)	($M)	65 - 75	46.4
Mount Milligan Mine	($M)	1 - 5	1.6
Öksüt Mine	($M)	64 - 70	44.8
1.Consolidated Centerra figures.

The Mount Milligan Mine’s British Columbia mineral tax expense in the six months ended June 30, 2024 was $1.6 million and the cash taxes paid were $1.2 million. The difference between tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2024, Mount Milligan Mine’s British Columbia mineral tax expense and tax payments are each expected in the same range of $1 to $5 million.

The Öksüt Mine’s current income tax expense in the six months ended June 30, 2024 was $44.8 million, including a withholding tax expense of $11.5 million on the repatriation of the Öksüt Mine’s earnings. In the six months ended June 30, 2024, the Öksüt Mine paid cash taxes of $76.8 million, including $76.4 million paid in the second quarter of 2024. The difference between tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2024, the Öksüt Mine income tax expense is expected to be in the range of $64 to $70 million, which is a slight increase from the previous guidance of $54 to $60 million and reflects an assumption of elevated gold prices relative to the original expectations. Partially offsetting the impact of higher gold prices on the income tax expense is the devaluation of the

Turkish lira and the realized foreign exchange gain is recorded in other non-operating income. The Öksüt Mine income tax expense reflects a 25% income tax rate and a withholding tax expense of $11.5 million on the repatriation of the Öksüt Mine’s earnings. The Öksüt Mine’s current income tax expense recorded in the first six months of 2024 was driven by the increasing gold price as well as higher volume of ounces sold relative to the remainder of the year. Lower ounces sold, estimated for the second half of 2024 are expected to result in a lower current income tax expense projected for the second half compared to the first half of 2024.

The Öksüt Mine is expected to pay approximately $95 to $105 million in cash taxes in 2024, which is unchanged from the previous guidance. The difference between income tax expense and cash taxes paid is due to the timing of tax payments and impact of the Turkish lira devaluation.

Other

As a result of the Additional Royal Gold Agreement, the Company disbursed an initial cash payment of $24.5 million to Royal Gold in February 2024. See “Recent Events and Developments” section in this MD&A.

2024 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs for the remaining six months of 2024 after giving effect to the hedges in place as at June 30, 2024, include the following:

•market gold price of $2,200 per ounce ($2,000 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,578 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•market price of $4.25 per pound ($3.75 per pound in the previous guidance) for the unhedged portion of copper production. This equates to a blended copper price of $4.25 per pound ($3.75 per pound in the previous guidance), reflecting a minimum projected impact of a reduced volume of copper hedges in place for 2024. Realized copper price at the Mount Milligan Mine is estimated to average $3.32 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•molybdenum price of $23.00 per pound ($20.00 per pound in the previous guidance).
•exchange rates are as follows: $1USD:$1.33 CAD (unchanged from the previous guidance), and $1USD:32 Turkish lira ($1USD:30 Turkish lira in the previous guidance).
•diesel fuel price of $1.06/litre or CAD$1.41/litre (unchanged from the previous guidance) at the Mount Milligan Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2024 as the increase in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until later. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the year 2024 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2024 and related risk factors can be found under the heading “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent Annual Information Form (“AIF”).

2024 Sensitivities

Centerra’s costs and cash flows for the second half of 2024 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	-$100/oz	4.5 - 5.5	—	14.5 - 18.0	13.0 - 16.0	17 - 18
	+$100/oz	3.0 - 4.0	—	15.5 - 17.0	12.5 - 15.5	11 - 13
Copper price(1)(2)	-20%	0.5 - 1.0	—	18.5 - 25.0	17.5 - 24.5	100 - 110
	20%	0.8 - 1.0	—	21.0 - 28.5	20.5 - 27.5	115 - 130
Diesel fuel(1)	10%	0.4 - 0.5	0.1 - 0.5	—	0.5 - 1.0	1 - 3
Canadian dollar(1)(3)	10 cents	8.3 - 8.5	0.1 - 0.2	—	8.4 - 8.7	37 - 50
Turkish lira(3)	1 lira	0.1 - 0.3	0.1 - 0.2	—	0.2 - 0.4	1 - 2
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of June 30, 2024 of approximately 16%, 70% and 74%, respectively.
(2)Excludes the impact of gold hedges and the effect of 26,900 ounces of gold with an average mark-to-market price of $2,333 per ounce and 12.4 million pounds of copper with an average mark-to-market price of $4.39 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of June 30, 2024.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

The Company’s total liquidity position as June 30, 2024 was $992.4 million, representing a cash balance of $592.4 million and $400.0 million available under a corporate credit facility. The credit facility was undrawn as at June 30, 2024.

Second Quarter 2024 compared to Second Quarter 2023

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by (used in) operating activities.

Cash used in investing activities of $35.6 million was recognized in the second quarter of 2024 compared to $22.8 million in the second quarter of 2023. The increase is primarily related to higher PP&E additions at the Mount Milligan Mine and Molybdenum Business Unit, payment of transaction costs of $2.5 million related to the Additional Royal Gold Agreement executed in February 2024 and $4.3 million paid to purchase a marketable security investment.

Cash used in financing activities in the second quarter of 2024 was $22.2 million compared to $20.8 million in the second quarter of 2023. The increase was primarily due to a higher amount of Centerra common shares repurchased and cancelled. The total consideration of $9.8 million paid for the repurchase and cancellation of 1,439,700 Centerra common shares under the Company’s NCIB program in the second quarter of 2024 is higher compared to the consideration of $7.3 million paid for the repurchase and cancellation of 1,271,900 Centerra common shares under the Company’s NCIB program in the second quarter of 2023.

Six months ended June 30, 2024 compared to 2023

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by (used in) operating activities.
Cash used in investing activities of $78.3 million was recognized in 2024 compared to $30.8 million in 2023. The increase is primarily related to higher PP&E additions at the Mount Milligan Mine, the Öksüt Mine and the Molybdenum Business Unit, the cash payment of $24.5 million related to the Additional Royal Gold Agreement executed in February 2024 and the cash payment of $4.3 million to purchase 9.9% of the common shares of Kenorland in May 2024.

Cash used in financing activities of $44.2 million was recognized in 2024 compared to $32.8 million in 2023. The increase was primarily due to higher amount of Centerra common shares repurchased and cancelled. The total consideration of $19.8 million paid for the repurchase and cancellation of 3,223,500 Centerra common shares under the Company’s NCIB program in 2024 was higher compared to the consideration of $7.3 million paid for the repurchase and cancellation of 1,271,900 Centerra common shares under the Company’s NCIB program in 2023.
Financial Performance
Second Quarter 2024 compared to Second Quarter 2023

Revenue of $282.3 million was recognized in the second quarter of 2024 compared to $184.5 million in the second quarter of 2023. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices. The increase was partially offset by lower ounces of gold sold and lower pounds of copper sold at the Mount Milligan Mine and a decline in molybdenum revenue due to lower sales volumes.

Gold production was 89,828 ounces in the second quarter of 2024 compared to 61,622 ounces in the second quarter of 2023. Gold production in the second quarter of 2024 included 38,609 ounces of gold from the Mount Milligan Mine compared to 41,119 ounces in the second quarter of 2023. The decrease in gold production is primarily due to lower gold head grade and lower mill throughput, partially offset by the higher gold recovery. There were 51,219 ounces of gold produced at the Öksüt Mine in the second quarter of 2024 compared to 20,503 ounces produced in the second quarter of 2023 primarily due to suspension of gold room operations in the ADR plant from March 2022 to early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for one month in the second quarter of 2023 as compared to three months in the second quarter of 2024.

Copper production at the Mount Milligan Mine was 13.5 million pounds in the second quarter of 2024 compared to 13.8 million pounds in the second quarter of 2023. The slight decrease in copper production was attributed to lower mill throughput, partially offset by higher recoveries.

The Langeloth Facility roasted 1.9 million pounds and sold 2.7 million pounds of molybdenum in the second quarter of 2024 compared to 2.7 million pounds and 3.0 million pounds in the second quarter of 2023, respectively. The decrease in the molybdenum roasted and sold was primarily due to the planned acid plant shutdown in the second quarter of 2024.

Cost of sales of $190.0 million was recognized in the second quarter of 2024 compared to $176.9 million in the second quarter of 2023. The increase was primarily due to higher production costs and DDA at the Öksüt Mine due to longer operating period and higher ounces of gold produced and sold. The increase was partially offset by lower production costs and DDA at the Mount Milligan Mine and lower production costs at the Molybdenum BU due to a reduction in pounds of molybdenum roasted and sold.

Gold production costs were $870 per ounce in the second quarter of 2024 compared to $1,066 per ounce in the second quarter of 2023. The decrease was primarily due to higher gold ounces sold at the Öksüt Mine, lower production costs and lower allocation of costs to gold production costs due to relative changes in the market price of gold and copper at the Mount Milligan Mine, partially offset by a decrease in gold ounces sold at the Mount Milligan Mine and an increase in production costs at the Öksüt Mine.

DDA was $27.5 million in the second quarter of 2024 compared to $23.3 million in the second quarter of 2023. The increase in DDA was primarily attributable to higher gold ounces sold at the Öksüt Mine during the second quarter of 2024 compared to the second quarter of 2023, partially offset by lower DDA at the Mount Milligan Mine due to the increase in proven and probable reserves as a result of a life-of-mine update at year-end 2023.

All-in sustaining costs on a by-product basisNG were $1,179 per ounce in the second quarter of 2024 compared to $1,711 per ounce in the second quarter of 2023. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to lower gold production costs per ounce and higher by-product credits, partially offset by higher sustaining capital expendituresNG at the Mount Milligan Mine and the Öksüt Mine.

All-in costs on a by-product basisNG were $1,442 per ounce in the second quarter of 2024 compared to $2,284 per ounce in the second quarter of 2023. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above, and standby costs at the Öksüt Mine expensed in the comparable period.

Expensed exploration and evaluation expenditures of $20.7 million were recognized in the second quarter of 2024 compared to $21.0 million in the second quarter of 2023.

The total expenditures of $20.7 million recognized in 2024 comprised:
•$1.4 million of project evaluation costs at the Goldfield Project ($3.0 million in 2023);
•$4.8 million of drilling and related costs at the Goldfield Project ($8.6 million in 2023);
•$2.5 million of drilling and related costs at the Mount Milligan Mine ($0.9 million in 2023);
•$0.2 million of drilling and related costs at the Öksüt Mine ($0.4 million in 2023);
•$6.8 million of project evaluation costs at the Thompson Creek Mine ($2.5 million in 2023), inclusive of the early works program; and
•$5.0 million of drilling and related costs across the Company’s other exploration projects ($5.6 million in 2023).

Reclamation recovery was $5.1 million in the second quarter of 2024 compared to reclamation recovery of $8.2 million in the second quarter of 2023. The reclamation recovery of $5.1 million was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project.

Other operating expenses of $13.2 million were recognized in the second quarter of 2024 compared to other operating expenses of $9.0 million in the second quarter of 2023. The increase in other operating expenses was primarily attributable to an unrealized loss of $7.4 million on financial asset related to the Additional Royal Gold Agreement. The unrealized loss was mainly driven by the increase in the short-term consensus gold price expectations.

Other non-operating income of $11.6 million was recognized in the second quarter of 2024 compared to other non-operating income of $1.2 million in the second quarter of 2023. The increase in other non-operating income is primarily attributable to higher interest income earned on the Company’s cash balance and a higher foreign exchange gain attributable to movement in foreign currency exchange rates.

The Company recognized income tax expense of $17.8 million in the second quarter of 2024, comprising current income tax expense of $9.1 million and deferred income tax expense of $8.7 million, compared to income tax expense of $6.5 million in the second quarter of 2023, comprising current income tax expense of $3.3 million and deferred income tax expense of $3.2 million. The increase in income tax expense was mainly due to an increase in income generated at the Öksüt Mine and an increase in the corporate income tax rate for the Öksüt Mine.
Six months ended June 30, 2024 compared to 2023

Revenue of $588.2 million was recognized in 2024 compared to $411.0 million in 2023. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices, partially offset by lower molybdenum pounds sold and lower average realized molybdenum prices.

Gold production was 201,169 ounces in 2024 compared to 94,837 ounces in 2023. Gold production in 2024 included 86,926 ounces of gold from the Mount Milligan Mine compared to 74,334 ounces in 2023, with the higher production primarily due to higher gold grades and recoveries. The Öksüt Mine produced 114,243 ounces of gold in 2024 compared to 20,503 ounces of gold in 2023 primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to the suspension of gold operations in 2022 and operations restart in 2023, the Öksüt Mine operated for six months in the first half of 2024 as compared to one month in the first half of 2023.
Copper production at the Mount Milligan Mine was 27.9 million pounds in 2024 compared to 27.1 million pounds in 2023. The slight increase in copper production was attributed to higher copper head grades, partially offset by lower recoveries.

The Langeloth Facility roasted 4.8 million pounds and sold 5.6 million pounds of molybdenum in 2024 compared to 6.6 million pounds and 6.4 million pounds, respectively, in 2023. This decrease in the molybdenum roasted and sold was primarily due to the planned acid plant shut down in the second quarter of 2024.
Cost of sales of $397.2 million was recognized in 2024 compared to $399.7 million in 2023. The slight decrease was primarily due to lower production costs and DDA at the Mount Milligan Mine and lower production costs at the Molybdenum BU primarily due to a reduction in pounds of molybdenum roasted and sold as well as lower average molybdenum prices to purchase third-party molybdenum concentrate to be processed. The decrease was partially offset by higher production costs and higher DDA at the Öksüt Mine due to the longer operating period and higher ounces of gold produced and sold in the first six months of 2024.

Gold production costs were $802 per ounce in 2024 compared to $1,085 per ounce in 2023. The decrease in gold production costs per ounce was primarily due to lower production costs at the Mount Milligan Mine. In addition, the decrease was partially offset by higher production costs at the Öksüt Mine due to higher ounces of gold produced.
All-in sustaining costs on a by-product basisNG were $1,001 per ounce in 2024 compared to $1,564 per ounce in 2023. The decrease was primarily due to lower gold production costs per ounce, higher by-product credits from an increase in average realized copper prices at the Mount Milligan Mine, and lower corporate general and administrative costs. Partially offsetting the decrease were higher sustaining capital expendituresNG at the Mount Milligan Mine and the Öksüt Mine.
All-in costs on a by-product basisNG were $1,191 per ounce in 2024 compared to $2,205 per ounce in 2023. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above, standby costs expensed in the period due to limited operating activities in the first five months of 2023 at the Öksüt Mine, lower exploration costs mainly due to the lower drilling and related costs at the Goldfield project. In addition, there were lower care and maintenance and other costs due to the standby costs at the Öksüt Mine expensed in 2023 due to limited crushing and stacking of ore in the period prior to the restart of operations.

Expensed exploration and evaluation costs were $35.6 million in 2024, compared to $38.9 million in 2023. The decrease was primarily due to lower drilling and related costs from drilling activities at the Goldfield Project, partially offset by $13.7 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $35.6 million recognized in 2024 comprised:
•$13.7 million of project evaluation costs at the Thompson Creek Mine ($5.0 million in 2023);
•$3.8 million of project evaluation costs at the Goldfield Project ($6.6 million in 2023);
•$6.6 million of drilling and related costs at the Goldfield Project ($16.7 million in 2023);
•$3.0 million of drilling and related costs at the Mount Milligan Mine ($1.3 million in 2023);
•$0.4 million of drilling and related costs at the Öksüt Mine ($0.9 million in 2023); and
•$8.1 million of drilling and related costs across the Company’s other exploration projects ($8.5 million in 2023).

Reclamation recovery was $30.1 million in 2024 compared to the reclamation expense of $7.3 million in 2023. Reclamation recovery was primarily attributable to higher risk-free interest rates applied in 2024 to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project.

Other non-operating income of $27.6 million was recognized in 2024 compared to $4.3 million in 2023. The increase in other non-operating income was primarily due to a higher foreign exchange gain attributable to movement in foreign currency exchange rates and higher interest income earned on the Company’s cash balance in 2024 compared to 2023.

The Company recognized income tax expense of $47.6 million in 2024, comprising current income tax expense of $46.5 million and deferred income tax expense of $1.1 million, compared to income tax expense of $14.5 million in 2023, comprising current income tax expense of $9.9 million and deferred income tax expense of $4.6 million. The increase in income tax expense was mainly due to an increase in income generated at the Öksüt Mine.
Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at June 30, 2024 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at June 30, 2024
Instrument	Unit	Type	H2 2024	2025	2026	H2 2024	2025	2026	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.30/$1.36	$1.32/$1.38	$1.33/$1.38	$111.0M (34%)	$150.0M	$36.0M	$297.0M	(1,555)
USD/CAD forward contracts	CAD	Fixed	1.34	1.36	1.37	$132.0M (40%)	$142.0M	$61.3M	$335.3M	(1,378)
Total						$243.0M (74%)	$292.0M	$97.3 M	$632.3M	(2,933)

Fuel (diesel) Hedges
ULSD zero-cost collars(2)	Litres	Fixed	$0.64/$0.72	$0.62/$0.69	$0.62/$0.67	3,578 (26%)	2,624	1,907	8,109	(4)
ULSD swap contracts(2)	Litres	Fixed	$0.64	$0.67	$0.62	5,963 (44%)	6,821	2,671	15,455	228
Total						9,541 (70%)	9,445	4,578	23,564	224

Copper Hedges(3):
Copper zero-cost collars	Pounds	Fixed	$4.00/$5.16	N/A	N/A	4.6M (16%)	N/A	N/A	4.6 M	68

Gold/Copper Hedges (Royal Gold deliverables)(4):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	20,510	N/A	N/A	20,510	(518)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	3.9M	N/A	N/A	3.9M	(357)
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed, copper pounds sold and Öksüt Mine gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)Relates to the Ultra-low-sulfur diesel. Units are in thousands of litres.
(3)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Agreement.
(4)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings (loss) was as follows:

	Three months ended June 30,			Six months ended June 30,
($ millions)	2024	2023	% Change	2024	2023	% Change
Foreign exchange hedges	(1,407)	(3,098)	(55)%	(2,192)	(6,532)	(66)%
Fuel hedges	(14)	196	(107)%	187	1,036	(82)%
Copper hedges	—	816	(100)%	450	816	(45)%

As at June 30, 2024, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	June 30, 2024	December 31, 2023
Total Assets	2,282.9	2,280.8
Total Liabilities	549.7	606.6
Current Liabilities	248.4	297.5
Non-current Liabilities	301.3	309.1
Total Equity	1,733.2	1,674.2

Cash as at June 30, 2024 was $592.4 million compared to $612.9 million as at December 31, 2023. The decrease was primarily attributable to the repurchase and cancellation of approximately 3,223,500 Centerra common shares under the Company’s NCIB program amounting to $19.8 million, the cash payment of $24.5 million related to the Additional Royal Gold Agreement, a $4.8 million marketable security investment and dividends paid of $22.0 million during the six months ended June 30, 2024. The decrease was partially offset by a free cash flowNG of $54.1 million during the six months ended June 30, 2024.

The carrying value of PP&E as at June 30, 2024 was $1.24 billion compared to $1.24 billion as at December 31, 2023. The depreciation and depletion of PP&E of $54.7 million in the normal course of operations during the period was partially offset by the additions of $53.2 million related to ongoing capital projects at the existing mines and projects.

Other non-current assets as at June 30, 2024 were $55.0 million compared to $19.3 million as at December 31, 2023. The increase was primarily due to the recognition of a financial asset of $34.8 million as a result of the Additional Royal Gold Agreement, representing the net impact of the incremental amounts of payments to be received from Royal Gold under certain conditions and certain obligation payments to Royal Gold.

Accounts payable and accrued liabilities as at June 30, 2024 were $212.4 million compared to $201.7 million at December 31, 2023. The increase was primarily due to the effect of timing of vendor payments and higher accrued expenses relating to capital projects, partially offset by the lower royalty payable at the Öksüt Mine due to royalty payments made in the second quarter of 2024.

Income tax payable as at June 30, 2024 was $5.6 million compared to $41.0 million as at December 31, 2023. The decrease was primarily related to the tax payments made by the Öksüt Mine during the period, partially offset by the current income tax attributable to the Öksüt Mine.

Other current liabilities as at June 30, 2024 were $30.4 million compared to $54.8 million at December 31, 2023. The decrease was primarily due to $9.5 million of deferred revenue recognized at Mount Milligan Mine related to an advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2023. In addition, there was a $14.0 million decrease in the current portion of the provision for reclamation related to care and maintenance sites and a $3.1 million decrease in share repurchase liability associated with the Company’s automatic share purchase plan (“ASPP”) under its NCIB.

The long-term portion of the provision for reclamation as at June 30, 2024 was $254.8 million compared to $272.6 million at December 31, 2023. The decrease was primarily due to an increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash flows.

Other non-current liabilities as at June 30, 2024 were $37.5 million compared to $19.7 million at December 31, 2023. The increase was primarily due to the non-current deferred revenue of $19.2 million recognized in 2024 related to the Additional Royal Gold Agreement.

Share capital as at June 30, 2024 was $850.3 million compared to $861.5 million as at December 31, 2023. The decrease was due to the repurchase and cancellation of shares for $18.1 million under NCIB.

Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2024	2023	% Change	2024	2023	% Change
Financial Highlights:
Gold revenue	53.5	52.8	1%	123.5	109.2	13%
Copper revenue	44.4	32.9	35%	93.1	85.3	9%
Other by-product revenue	1.9	1.8	6%	3.7	4.0	(8)%
Total revenue	99.8	87.5	14%	220.3	198.5	11%
Production costs	63.4	76.3	(17)%	136.4	160.9	(15)%
Depreciation, depletion, and amortization ("DDA")	14.1	19.9	(29)%	32.4	37.2	(13)%
Earnings (loss) from mine operations	22.3	(8.7)	356%	51.5	0.4	12775%
Earnings (loss) from operations(1)	8.8	(12.6)	170%	32.4	(5.7)	668%
Cash provided by mine operations	29.0	21.6	34%	59.0	49.2	20%
Free cash flow from mine operations(2)	13.5	8.8	53%	37.6	33.4	13%
Additions to property, plant and equipment	18.8	11.9	58%	19.6	16.1	21%
Capital expenditures - total(2)	17.4	13.3	31%	21.5	15.1	42%
Sustaining capital expenditures(2)	17.4	13.3	31%	21.5	15.1	42%
Operating Highlights:
Tonnes mined (000s)	12,314	12,939	(5)%	24,646	24,260	2%
Tonnes ore mined (000s)	5,605	5,252	7%	11,019	9,121	21%
Tonnes processed (000s)	5,325	5,595	(5)%	10,488	10,300	2%
Process plant head grade gold (g/t)	0.36	0.38	(5)%	0.41	0.36	14%
Process plant head grade copper (%)	0.16%	0.16%	0%	0.17%	0.16%	6%
Gold recovery (%)	64.6%	62.3%	4%	65.1%	63.7%	2%
Copper recovery (%)	76.9%	76.1%	1%	76.5%	77.4%	(1)%
Concentrate produced (dmt)	35,087	32,691	7%	70,489	63,215	12%
Gold produced (oz)(3)	38,609	41,119	(6)%	86,926	74,334	17%
Gold sold (oz)(3)	31,402	37,470	(16)%	76,534	76,460	0%
Average realized gold price - combined ($/oz)(3)(4)	1,703	1,410	21%	1,614	1,428	13%
Copper produced (000s lbs)(3)	13,549	13,787	(2)%	27,880	27,142	3%
Copper sold (000s lbs)(3)	11,705	12,831	(9)%	27,327	28,163	(3)%
Average realized copper price - combined ($/lb)(3)(4)	3.79	2.56	48%	3.41	3.03	13%
Unit Costs:
Gold production costs ($/oz)	1,102	1,255	(12)%	1,017	1,181	(14)%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	1,234	1,599	(23)%	912	1,250	(27)%
All-in costs on a by-product basis ($/oz)(2)(5)	1,356	1,624	(17)%	985	1,267	(22)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,449	1,529	(5)%	1,216	1,330	(9)%
Copper production costs ($/lb)	2.46	2.28	8%	2.15	2.51	(14)%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	3.21	2.77	16%	2.55	2.81	(9)%
Mining costs per tonne mined ($/tonne)(2)	2.67	2.22	20%	2.47	2.36	5%
Milling costs per tonne processed ($/tonne)(2)	5.14	5.66	(9)%	5.60	6.33	(12)%
Site G&A costs per tonne processed ($/tonne)(2)	2.72	2.04	33%	2.48	2.38	4%
On site costs per tonne processed ($/tonne)(2)	14.04	12.84	9%	13.89	14.26	(3)%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

Second Quarter 2024 compared to Second Quarter 2023

Earnings from mine operations of $22.3 million were recognized in the second quarter of 2024 compared to loss from mine operations of $8.7 million in the second quarter of 2023. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, and lower production costs and lower DDA due to the increase in proven and probable reserves as a result of a life-of-mine update at year-end 2023. This was partially offset by lower gold ounces and copper pounds sold driven by mine sequencing and timing of shipments.

Cash provided by mine operations of $29.0 million was recognized in the second quarter of 2024 compared to $21.6 million in the second quarter of 2023. The increase was primarily due to higher average realized gold and copper prices, partially offset by lower gold ounces and copper pounds sold.

Free cash flowNG from mine operations of $13.5 million was recognized in the second quarter of 2024 compared to $8.8 million in the second quarter of 2023. The increase is due to higher cash provided by mine operations as noted above, partially offset by higher sustaining capital expenditures compared to the second quarter of 2023.

During the second quarter of 2024, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. Phase 9 is the main source of higher copper grades and phase 7 supplies the gold blend. Phase 6 development was conducted to access future high grade copper material. Total tonnes mined were 12.3 million tonnes in the second quarter of 2024 compared to 12.9 million tonnes in the second quarter of 2023 due to longer haul distances and more stockpile feed to the mill.

Total process plant throughput in the second quarter of 2024 was 5.3 million tonnes, averaging 58,520 tonnes per calendar day compared to 5.6 million tonnes, averaging 61,482 tonnes per calendar day in the second quarter of 2023. The decrease in throughput in the second quarter of 2024 was primarily due to a decreased mill feed rate caused by coarse mill feed as a result of unanticipated primary crusher mantle and concave replacement and secondary crusher rebuilds. Gold production was 38,609 ounces in the second quarter of 2024 compared to 41,119 ounces in the second quarter of 2023. The decrease in gold production is primarily attributed to lower gold head grade and lower mill throughput, partially offset by the higher recoveries. During the second quarter of 2024, the average gold head grade and recovery were 0.36 g/t and 64.6% compared to 0.38 g/t and 62.3% in the second quarter of 2023. Total copper production was 13.5 million pounds in the second quarter of 2024 compared to 13.8 million pounds in the second quarter of 2023. The decrease in copper production is attributed to lower mill throughput, partially offset by higher recoveries. During the second quarter of 2024, the average copper head grade and recovery were 0.16% and 76.9% compared to 0.16% and 76.1% in the second quarter of 2023. Both copper and gold recoveries in the second quarter of 2024 partially benefited from the low copper concentrate grade initiative that began in May 2024 with the goal of increasing recovery.

Gold production costs were $1,102 per ounce in the second quarter of 2024 compared to $1,255 per ounce in the second quarter of 2023. The decrease was primarily due to lower production costs and lower allocation of costs to gold production costs due to relative changes in the market price of gold and copper, partially offset by a decrease in gold ounces sold as outlined above. Lower production costs were primarily due to an increase in copper concentrate production, resulting in lower weighted average cost of inventory per dry metric tonne, partially offset by slightly higher direct production costs. While processing costs were lower primarily due to lower consumption of grinding media, they were more than offset by higher mining costs. Higher mining costs were due to higher equipment maintenance costs mostly from expenditures as well as an increase in the consumption of tires and longer hauling distances.

Copper production costs were $2.46 per pound in the second quarter of 2024 compared to $2.28 per pound in the second quarter of 2023. The increase was primarily due to lower copper pounds sold and higher allocation of costs to copper production costs due to relative changes in the market price of gold and copper, partially offset by overall lower production costs as noted above.
Mount Milligan Q2 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,234 per ounce in the second quarter of 2024 compared to $1,599 per ounce in the second quarter of 2023. The decrease was primarily due to higher copper credits as a result of higher average realized copper prices, partially offset by lower gold ounces and higher sustaining capital expendituresNG. Higher capital expenditures in the second quarter of 2024 compared to the second quarter of 2023 were primarily due to higher spending on the TSF, mining equipment overhaul, purchase of mill spares and spending on water sourcing projects.

All-in costs on a by-product basisNG were $1,356 per ounce in the second quarter of 2024 compared to $1,624 per ounce in the second quarter of 2023. The decrease was due to lower all-in-sustaining costs on a by-product basisNG as noted above, partially offset by an increase in exploration expenses resulting from more exploration activities at the Mount Milligan Mine.

Six months ended June 30, 2024 compared to 2023

Earnings from mine operations of $51.5 million were recognized in 2024 compared to $0.4 million in 2023. The increase was primarily due to higher average realized gold and copper prices, lower production costs and lower DDA due to the increase in proven and probable reserves as a result of a life-of-mine update at year-end 2023.
Cash provided by mine operations of $59.0 million was recognized in 2024 compared to $49.2 million in 2023. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces sold, partially offset by unfavourable change in working capital due to the timing of cash collection on concentrate shipments.

Free cash flowNG from mine operations of $37.6 million was recognized in 2024 compared to $33.4 million in 2023. The increase was primarily due to higher cash provided by mine operations as explained above, partially offset by higher sustaining capital expendituresNG.

During 2024, mining activities were carried out in Phases 5, 6, 7, and 9 of the open pit. Total tonnes mined were 24.6 million tonnes in 2024 compared to 24.3 million tonnes mined in 2023. The increased tonnage was primarily due to slightly shorter cycle times during the period.

The process plant throughput was 10.5 million tonnes, averaging 58,261 tonnes per calendar day compared to 10.3 million tonnes in 2023, averaging 56,905 tonnes per calendar day. The increase in process plant throughput was primarily attributable to slightly higher mill runtime in 2024 compared to 2023.

Gold production was 86,926 ounces in 2024 compared to 74,334 ounces in 2023. The increase was due to higher gold grades and recoveries. During 2024, the average gold grade was 0.41 g/t and recoveries were 65.1% compared to 0.36 g/t and 63.7% in 2023. Gold recoveries in the first six months of 2024 partially benefited from the low copper concentrate grade initiative that began in May 2024 with the goal of increasing recovery. Total copper production was 27.9 million pounds in 2024 compared to 27.1 million pounds in 2023. The increase in copper production is attributed to higher copper head grade, partially offset by lower recoveries. During 2024, the average copper grade was 0.17% and recoveries were 76.5% compared to 0.16% and 77.4%, respectively, in 2023. Despite the benefits from the low concentrate grade initiative, copper recovery was negatively impacted by elevated levels of oxidized ore from Phase 6.

Gold production costs were $1,017 per ounce in 2024 compared to $1,181 per ounce in 2023. The decrease was primarily due to lower production costs primarily due to an increase in copper concentrate production, resulting in lower weighted average cost of inventory per dry metric tonne, as well as lower direct production costs. Lower direct production costs were mainly due to a decrease in processing costs resulting from timing of inventory sales, partially offset by higher mining costs. Processing costs were lower primarily due to lower maintenance costs and lower grinding media consumption. Mining costs were primarily impacted by higher consumption of tires and higher equipment maintenance costs due to sequencing of component replacements and loader repairs and longer hauling distances.
Copper production costs were $2.15 per pound in 2024 compared to $2.51 per pound in 2023, primarily due to lower overall production costs as noted above, partially offset by lower copper pounds sold.

Mount Milligan YTD all-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $912 per ounce for 2024 compared to $1,250 per ounce in 2023. The decrease was primarily due to lower production costs as noted above and higher copper credits as a result of higher average realized copper prices, partially offset by higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in 2024 compared to the same period of 2023 were due to higher spending on the TSF, mining fleet, equipment overhaul, mill spares, site facilities and water sourcing.

All-in costs on a by-product basisNG were $985 per ounce in 2024 compared to $1,267 per ounce in 2023. The decrease was due to lower all-in sustaining costs on a by-product basisNG as noted above, partially offset by higher study costs and higher exploration expenses resulting from more exploration activities at the Mount Milligan Mine.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
The Öksüt Mine suspended gold doré bar production in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended environmental impact assessment at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the three and six months ended June 30, 2024 are not directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2024	2023	% Change	2024	2023	% Change
Financial Highlights:
Revenue	121.3	21.0	478%	243.3	21.0	1059%
Production costs(1)	37.8	4.3	779%	72.5	4.3	1586%
Depreciation, depletion, and amortization ("DDA")	12.6	2.3	448%	26.8	2.3	1065%
Earnings from mine operations	71.0	14.4	393%	144.0	14.4	900%
Earnings (loss) from operations(2)	70.5	9.0	683%	143.2	(1.9)	7637%
Cash (used in) provided by mine operations	(2.1)	7.7	(127)%	99.3	(13.1)	858%
Free cash flow (deficit) from mine operations(3)	(10.9)	0.4	(2825)%	79.2	(23.5)	437%
Additions to property, plant and equipment	9.0	7.0	29%	21.6	10.7	101%
Capital expenditures - total(3)	8.8	7.3	21%	20.1	10.4	93%
Sustaining capital expenditures(3)	8.8	7.3	21%	20.1	10.4	93%
Operating Highlights:
Tonnes mined (000s)	3,851	2,409	60%	7,568	3,232	134%
Tonnes ore mined (000s)	1,069	76	1314%	1,393	189	637%
Ore mined - grade (g/t)	1.14	0.47	143%	1.25	1.20	4%
Ore crushed (000s)	905	262	245%	1,812	340	433%
Tonnes of ore stacked (000s)	1,053	263	300%	2,025	340	496%
Heap leach grade (g/t)	1.12	1.25	(10)%	1.27	1.57	(19)%
Heap leach contained ounces stacked	37,784	10,546	258%	82,703	17,128	383%
Gold produced (oz)	51,219	20,503	150%	114,243	20,503	457%
Gold sold (oz)	51,856	10,685	385%	111,037	10,685	939%
Average realized gold price ($/oz)(4)	2,336	1,959	19%	2,190	1,959	12%
Unit Costs:
Gold production costs ($/oz)	729	404	80%	653	404	62%
All-in sustaining costs on a by-product basis ($/oz)(3)	943	1,143	(17)%	879	1,484	(41)%
All-in costs on a by-product basis ($/oz)(3)	947	1,625	(42)%	882	2,896	(70)%
Mining costs per tonne mined ($/tonne)(3)	3.33	2.02	65%	3.31	2.05	61%
Processing costs per tonne processed ($/tonne)(3)	5.63	4.23	33%	5.59	3.86	45%
Site G&A costs per tonne processed ($/tonne)(3)	7.59	18.57	(59)%	8.62	20.08	(57)%
On site costs per tonne processed ($/tonne)(3)	25.39	41.29	(39)%	26.57	43.50	(39)%
(1)Includes government royalties of $13.4 million and $25.0 million during three and six months ended June 30, 2024 and $1.7 million and $1.7 million during the three and six months ended June 30, 2023, respectively.
(2)Includes exploration and evaluation costs and standby costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Second Quarter 2024 compared to Second Quarter 2023

Earnings from mine operations were $71.0 million in the second quarter of 2024 compared with $14.4 million in the second quarter of 2023. The increase was primarily due to higher ounces of gold produced and sold as a result of a longer operating period in the second quarter of 2024 due to the suspension of gold room operations at the ADR plant until June 2023 and higher average realized gold prices in the second quarter of 2024. The increase in earnings from mine operations was partially offset by higher production costs and higher DDA mainly from processing a high volume of inventory, the cost of which was previously capitalized.

Cash used in mine operations was $2.1 million in the second quarter of 2024, compared to cash provided by mine operations of $7.7 million in the second quarter of 2023. The decrease in cash provided by mine operations was primarily due to higher royalty and tax payments during the second quarter of 2024, partially offset by an increase in gold ounces sold, higher average realized gold prices and higher production costs. Higher royalty and tax payments reflect increased revenue and earnings since the restart of operations in June 2023. Higher production costs were primarily due to longer operating period in second quarter of 2024 compared to the second quarter of 2023. Cash provided by operating activities prior to changes in working capital and income taxes paid was $79.0 million in the second quarter of 2024 compared to $8.4 million in the second quarter of 2023.

Free cash flow deficit from mine operationsNG was $10.9 million in the second quarter of 2024, compared to a free cash flow from mine operationsNG of $0.4 million in the second quarter of 2023. The decrease in free cash flow from mine operationsNG was primarily due to a decrease in cash provided by mine operations as noted above and higher sustaining capital expendituresNG.

Mining activities in the second quarter of 2024 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.9 million tonnes in the second quarter of 2024 compared to 2.4 million tonnes in the second quarter of 2023. Mining activities in the second quarter of 2024 were mostly focused on pit stripping and waste removal from the Keltepe pit.

The Öksüt Mine stacked 1.1 million tonnes at an average grade of 1.12 g/t, containing 37,784 ounces of gold in the second quarter of 2024, compared to 0.3 million tonnes stacked at an average grade of 1.25 g/t, containing 10,546 ounces of gold in the second quarter of 2023. The increase in tonnes stacked was primarily due the extended period of suspension of stacking and leaching operations in the second quarter of 2023.

Gold production in the second quarter of 2024 was 51,219 ounces compared to 20,503 ounces in the second quarter of 2023. The increase in gold production in the second quarter of 2024 is primarily due to the suspension of gold room operations at the ADR plant from May 2022 to early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for one month in the second quarter of 2023 as compared to three months in the second quarter of 2024.

Gold production costs per ounce were $729 in the second quarter of 2024 compared to $404 in the second quarter of 2023. The increase was primarily due to higher production costs partially offset by higher ounces of gold sold. Higher production costs were mainly due to a longer operating period, higher weighted average cost per ounce in inventory and the increase in the mining and hauling contractor unit prices, partially offset by higher deferred stripping costs.

Oksüt Mine Q2 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG in the second quarter of 2024 were $943 per ounce compared to $1,143 per ounce in the second quarter of 2023. The decrease was primarily due to the higher ounces of gold sold, partially offset by higher production costs as noted above, higher royalty and higher sustaining capital expenditures per ounce sold resulting from higher ounces sold in the second quarter of 2024.

All-in costs on a by-product basisNG were $947 per ounce in the second quarter of 2024 compared to $1,625 per ounce in the second quarter of 2023. The decrease was due to lower all-in-sustaining costs on a by-product basisNG as noted above and standby costs incurred during the period of suspension of mining, crushing and stacking activities during the second quarter of 2023.

Six months ended June 30, 2024 compared to 2023

Earnings from mine operations were $144.0 million in 2024 compared with $14.4 million in 2023. The increase was primarily due to higher ounces of gold produced and sold as a result of a longer operating period in 2024 as compared to 2023 due to the suspension of gold room operations at the ADR plant until June 2023 and higher average realized gold prices in 2024. The increase in earnings from mine operations was partially offset by higher production costs, higher royalties, and higher DDA primarily due to higher ounces of gold produced and sold.

Cash provided by mine operations was $99.3 million in 2024 compared with cash used in mine operations of $13.1 million in 2023. The increase in cash provided by mine operations was primarily due to higher ounces of gold sold, higher realized gold prices and a favorable working capital movement due to timing of vendor payments. The increase was partially offset by higher production costs and higher royalty and tax payments in 2024.

Free cash flowNG from mine operations was $79.2 million in 2024 compared with the free cash flow deficitNG from mine operations of $23.5 million in 2023. The increase in free cash flowNG from mine operations was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in 2024 were carried out in phase 5 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 7.6 million tonnes in 2024 compared to 3.2 million tonnes in 2023. The increase was primarily due to reduction and eventual curtailment of mining operations in the first six months of 2023 until the environmental license was received in the late second quarter of 2023. Mining activities in 2024 were mostly focused on pit stripping and waste removal from the Keltepe pit.

The Öksüt Mine stacked 2.0 million tonnes stacked at an average grade of 1.27 g/t containing 82,703 ounces of gold in 2024, compared with 0.3 million tonnes stacked at an average grade of 1.57 g/t containing 17,128 ounces of gold in 2023. The increase in tonnes stacked was primarily due the extended suspension of stacking and leaching operations in 2023.

Gold production was 114,243 ounces in 2024 compared to 20,503 ounces in 2023, primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for one month in 2023 as compared to six months in 2024.

Gold production costs were $653 per ounce in 2024 compared with $404 per ounce in 2023. The increase was primarily due to higher production costs, partially offset by higher gold ounces sold and higher capitalized stripping expenditures. Higher production costs were mainly due to a longer operating period, higher weighted average cost per ounce in inventory and an increase in the mining contractor unit prices. In addition, there were higher site administrative costs due to an increase in community relations expenses.
All-in sustaining costs on a by-product basisNG were $879 per ounce in 2024 compared with $1,484 per ounce in 2023. The decrease was primarily due to higher gold ounces sold, partially offset by higher production costs as noted above and higher sustaining capital expendituresNG mainly from an increase in capitalized stripping costs.

All-in costs on a by-product basisNG were $882 per ounce in 2024 compared with $2,896 per ounce in 2023. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above, and standby costs incurred during the period of suspension of mining, crushing and stacking activities in 2023.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia which is currently on care and maintenance.
Molybdenum BU Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2024	2023	% Change	2024	2023	% Change
Financial Highlights:
Total revenue	61.2	76.1	(20)%	124.6	191.6	(35)%
Production costs	61.3	72.9	(16)%	127.4	192.6	(34)%
Depreciation, depletion, and amortization ("DDA")	0.8	1.2	(33)%	1.6	2.4	(33)%
(Loss) earnings from mine operations	(0.9)	2.0	(145)%	(4.4)	(3.4)	(29)%
Care and maintenance costs - Molybdenum mines	2.5	4.3	(42)%	5.4	9.0	(40)%
Reclamation (recovery) expense	(3.1)	(5.7)	46%	(18.7)	7.3	(356)%
Other operating expenses	7.3	3.6	103%	14.6	6.9	112%
Loss from operations(1)	(7.6)	(0.2)	(3700)%	(5.7)	(26.6)	79%
Cash (used in) provided by operations	(8.2)	30.7	(127)%	(14.7)	(45.9)	68%
Free cash flow (deficit) from operations(2)	(13.1)	30.6	(143)%	(20.5)	(46.0)	55%
Additions to property, plant and equipment	9.6	0.1	9500%	10.5	0.1	10212%
Total capital expenditures(2)	9.6	0.1	9500%	10.5	0.1	10400%
Operating Highlights:
Mo purchased (lbs)	2,207	2,645	(17)%	5,165	6,829	(24)%
Mo roasted (lbs)(3)	1,948	2,670	(27)%	4,839	6,571	(26)%
Mo sold (lbs)	2,675	3,030	(12)%	5,623	6,377	(12)%
Average market molybdenum price ($/lb)	21.79	21.23	3%	19.93	27.09	(26)%
Average realized molybdenum price ($/lb)	22.10	24.01	(8)%	21.25	29.08	(27)%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Amount does not include 0.7 million pounds of molybdenum roasted of toll material during the second quarter of 2023.

Second Quarter 2024 compared to Second Quarter 2023

Loss from operations of $7.6 million was recognized in the second quarter of 2024 compared to loss from operations of $0.2 million in the second quarter of 2023. The increase in loss from operations was primarily due to higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as additional engineering and permitting costs and site early works. The Thompson Creek Mine continued some early works, including pre-stripping activities in the main open pit area that are expected to continue through the course of 2024. The cost of these activities will be expensed until the Company’s Board of Directors authorizes a limited notice to proceed with a re-start of operations. The increase in loss from operations was also due to a lower reclamation recovery recognized in the second quarter of 2024 compared to the second quarter of 2023 resulting from a lower increase in the risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine and the Thompson Creek Mine in the second quarter of 2024 compared to the second quarter of 2023.
Cash used in operations was $8.2 million in the second quarter of 2024, compared to cash generated by operations of $30.7 million in the second quarter of 2023. The increase in cash used in operations is primarily due to higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine in the second quarter of 2024 as discussed above and a favorable working capital change at the Langeloth Facility in the second quarter of 2023 due to a significant reduction in molybdenum prices during the second quarter of 2023. The total working capital balance of the Molybdenum BU was $100.4 million at June 30, 2024 compared to $114.7 million at December 31, 2023.

Free cash flow deficit from operationNG of $13.1 million was recognized in the second quarter of 2024, compared to free cash flow from operationNG of $30.6 million in the second quarter of 2023. The decrease in free cash flow from operationNG was primarily due to an increase in cash used in operations in the second quarter of 2024 compared to the second quarter of 2023 as noted above and higher property, plant and equipment additions at the Langeloth Facility related to planned maintenance of the acid plant and capital spending related to mining equipment refurbishments at the Thompson Creek Mine.

The Langeloth Facility roasted 1.9 million pounds and sold 2.7 million pounds of molybdenum in the second quarter of 2024, compared to 2.7 million pounds and 3.0 million pounds, respectively in the second quarter of 2023. The decrease in the molybdenum roasted was primarily due to the planned acid plant shut down in the second quarter of 2024.

At June 30, 2024, there were 1.2 million (December 31, 2023 - 1.4 million) pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the subsequent quarter. All of this inventory was adjusted to a fair value of approximately $20.20 (December 31, 2023 - $18.88) per pound at the end of the quarter. Molybdenum in concentrate is purchased at a discount to market molybdenum prices.

(1) The graph presents monthly average molybdenum prices.

Six months ended June 30, 2024 compared to 2023

Loss from operations was $5.7 million in 2024 compared to loss from operations of $26.6 million in 2023. The decrease in loss from operations was primarily due to a reclamation recovery in 2024 compared to reclamation expense in 2023 mainly due to higher risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine and the Thompson Creek Mine. The decrease in loss from operations was partially offset by higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as additional engineering and permitting costs and site early works.

Cash used in operations was $14.7 million in 2024 compared to $45.9 million in 2023. The decrease in cash used in operations was primarily due to a favorable working capital movement from the timing of vendor payments in 2024 compared to an unfavourable working capital movement in 2023 due to increased molybdenum prices in 2023. The decrease in cash used in operations was partially offset by the project studies and advancement work at the Thompson Creek Mine as discussed above.
Free cash flow deficit from operationsNG of $20.5 million was recognized in 2024 compared to $46.0 million in 2023, primarily due to lower cash used in operations, as noted above, partially offset by higher property, plant and equipment additions at the Langeloth Facility related to planned maintenance of the acid plant and capital spending related to mining equipment refurbishments at the Thompson Creek Mine.

The Langeloth Facility roasted and sold 4.8 million pounds and 5.6 million pounds of molybdenum, respectively, in 2024 compared to 6.6 million pounds and 6.4 million pounds, respectively, in 2023. This decrease in the molybdenum roasted and sold was primarily due to the planned acid plant shut down in the second quarter of 2024.
Quarterly Results – Previous Eight Quarters

$millions, except per share data	2024		2023				2022
quarterly data unaudited	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	282	306	340	344	185	227	208	179
Net earnings (loss)(1)	38	66	(29)	61	(40)	(73)	(130)	(34)
Basic earnings (loss) per share	0.18	0.31	(0.13)	0.28	(0.18)	(0.34)	(0.59)	(0.14)
Adjusted earnings (loss) per share - basic	0.18	0.15	0.28	0.20	(0.20)	(0.24)	(0.06)	(0.06)
Diluted earnings (loss) per share	0.23	0.30	(0.13)	0.27	(0.18)	(0.34)	(0.59)	(0.15)
Adjusted earnings (loss) per share - diluted	0.23	0.14	0.28	0.20	(0.20)	(0.24)	(0.06)	(0.06)
(1)Net losses in Q4 2023 and Q4 2022 reflect the impact of a non-cash impairment loss at the Kemess Project.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2024 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2023, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2023 with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

Accounting Policies and Changes

The accounting policies applied in the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2023.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company’s management evaluated the effectiveness of the design of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As at June 30, 2024, based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended June 30, 2024, 449 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	72.4	51.3	34.6	47.0	37.8	4.3
Production costs attributable to copper	28.8	29.3	28.8	29.3	—	—
Total production costs excluding Molybdenum BU segment, as reported	101.2	80.6	63.4	76.3	37.8	4.3
Adjust for:
Third party smelting, refining and transport costs	2.4	3.2	2.2	3.2	0.2	—
By-product and co-product credits	(46.5)	(34.7)	(46.3)	(34.7)	(0.2)	—
Adjusted production costs	57.1	49.1	19.3	44.8	37.8	4.3
Corporate general administrative and other costs	10.8	10.2	0.2	—	0.2	—
Reclamation and remediation - accretion (operating sites)	2.3	1.1	0.5	0.6	1.8	0.5
Sustaining capital expenditures	26.3	20.6	17.4	13.3	8.8	7.3
Sustaining leases	1.6	1.4	1.3	1.3	0.3	0.1
All-in sustaining costs on a by-product basis	98.1	82.4	38.7	60.0	48.9	12.2
Exploration and evaluation costs	13.2	18.6	2.5	0.9	0.2	0.5
Non-sustaining capital expenditures(1)	0.2	1.8	—	—	—	—
Care and maintenance and other costs	8.5	7.3	1.3	—	—	4.7
All-in costs on a by-product basis	120.0	110.0	42.6	60.9	49.1	17.4
Ounces sold (000s)	83.3	48.2	31.4	37.5	51.9	10.7
Pounds sold (millions)	11.7	12.8	11.7	12.8	—	—
Gold production costs ($/oz)	870	1,066	1,102	1,255	729	404
All-in sustaining costs on a by-product basis ($/oz)	1,179	1,711	1,234	1,599	943	1,143
All-in costs on a by-product basis ($/oz)	1,442	2,284	1,356	1,624	947	1,625
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,260	1,656	1,449	1,529	943	1,143
Copper production costs ($/pound)	2.47	2.28	2.46	2.28	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.21	2.77	3.21	2.77	n/a	n/a
+

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	150.4	94.6	77.8	90.3	72.6	4.3
Production costs attributable to copper	58.6	70.6	58.6	70.6	—	—
Total production costs excluding Molybdenum BU segment, as reported	209.0	165.2	136.4	160.9	72.6	4.3
Adjust for:
Third party smelting, refining and transport costs	5.1	5.0	4.6	5.0	0.5	—
By-product and co-product credits	(97.0)	(89.2)	(96.8)	(89.2)	(0.2)	—
Adjusted production costs	117.1	81.0	44.2	76.7	72.9	4.3
Corporate general administrative and other costs	20.4	24.9	0.2	0.1	0.4	—
Reclamation and remediation - accretion (operating sites)	4.9	2.1	1.2	1.2	3.7	0.9
Sustaining capital expenditures	42.0	25.5	21.5	15.1	20.1	10.4
Sustaining lease payments	3.2	2.8	2.7	2.5	0.5	0.3
All-in sustaining costs on a by-product basis	187.6	136.3	69.8	95.6	97.6	15.9
Exploration and study costs	21.0	33.8	3.0	1.3	0.4	0.9
Non-sustaining capital expenditures	0.6	1.8	—	—	—	—
Care and maintenance and other costs	14.1	20.2	2.6	—	—	14.2
All-in costs on a by-product basis	223.3	192.1	75.4	96.9	98.0	31.0
Ounces sold (000s)	187.6	87.1	76.5	76.5	111.0	10.7
Pounds sold (millions)	27.3	28.2	27.3	28.2	—	—
Gold production costs ($/oz)	802	1,085	1,017	1,181	653	404
All-in sustaining costs on a by-product basis ($/oz)	1,001	1,564	912	1,250	879	1,484
All-in costs on a by-product basis ($/oz)	1,191	2,205	985	1,267	882	2,896
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,125	1,635	1,216	1,330	879	1,484
Copper production costs ($/pound)	2.14	2.51	2.15	2.51	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.55	2.81	2.55	2.81	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2024	2023	2024	2023
Net earnings (loss)	$37.7	$(39.7)	$104.1	$(113.1)
Adjust for items not associated with ongoing operations:
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	7.4	—	8.9	—
Unrealized foreign exchange loss (gain)(1)	5.5	—	(3.4)	—
Income and mining tax adjustments(2)	1.9	5.7	(4.9)	10.7
Transaction costs related to the Additional Royal Gold Agreement	—	—	2.5	—
Unrealized gain on marketable securities	(1.0)	—	0.6	—
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(5.1)	(8.3)	(30.1)	7.3
Adjusted net earnings (loss)	$46.4	$(42.3)	$77.7	$(95.1)

Net earnings (loss) per share - basic	$0.18	$(0.18)	$0.49	$(0.52)
Net earnings (loss) per share - diluted	$0.18	$(0.18)	$0.47	$(0.52)
Adjusted net earnings (loss) per share - basic	$0.23	$(0.20)	$0.36	$(0.44)
Adjusted net earnings (loss) per share - diluted	$0.23	$(0.20)	$0.36	$(0.43)
(1)Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable related to the Öksüt Mine.
(2)Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine and the impact of a one-time income tax levied by the Turkish government in the prior period.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$2.6	$33.4	$29.0	$21.6	$(2.1)	$7.7	$(8.2)	$30.7	$(16.1)	$(26.6)
Deduct:
Property, plant & equipment additions	(29.6)	(22.8)	(15.5)	(12.8)	(8.8)	(7.3)	(4.9)	(0.1)	(0.4)	(2.6)
Free cash flow (deficit)	$(27.0)	$10.6	$13.5	$8.8	$(10.9)	$0.4	$(13.1)	$30.6	$(16.5)	$(29.2)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$102.0	$(66.4)	$59.0	$49.2	$99.3	$(13.1)	$(14.7)	$(45.9)	$(41.6)	$(56.6)
Deduct:
Property, plant & equipment additions(1)	(47.8)	(28.9)	(21.4)	(15.8)	(20.1)	(10.4)	(5.8)	(0.1)	(0.5)	(2.6)
Free cash flow (deficit)	$54.2	$(95.3)	$37.6	$33.4	$79.2	$(23.5)	$(20.5)	$(46.0)	$(42.1)	$(59.2)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$37.9	$20.8	$18.8	$11.8	$9.0	$7.0	$9.6	$0.1	$0.5	$1.9
Adjust for:
Costs capitalized to the ARO assets	1.1	2.1	0.9	1.2	0.2	0.9	—	—	—	—
Costs capitalized to the ROU assets	(2.0)	0.2	(1.8)	0.2	(0.1)	—	—	—	(0.1)	—
Other(2)	(0.7)	(0.6)	(0.5)	0.1	(0.3)	(0.6)	—	—	0.1	(0.1)
Capital expenditures	$36.3	$22.5	$17.4	$13.3	$8.8	$7.3	$9.6	$0.1	$0.5	$1.8
Sustaining capital expenditures	30.6	20.7	17.4	13.3	8.8	7.3	4.4	0.1	—	—
Non-sustaining capital expenditures	5.7	1.8	—	—	—	—	5.2	—	0.5	1.8
(1)As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$53.2	$28.8	$19.6	$16.1	$21.6	$10.7	$10.5	$0.1	$1.5	$1.9
Adjust for:
Costs capitalized to the ARO assets	2.7	(0.8)	4.1	(0.6)	(0.9)	(0.2)	—	—	(0.5)	—
Costs capitalized to the ROU assets	(2.8)	0.1	(1.8)	0.1	(0.6)	0.0	—	—	(0.4)	—
Other(2)	—	(0.7)	(0.4)	(0.5)	—	(0.1)	—	—	0.4	(0.1)
Capital expenditures	$53.1	$27.4	$21.5	$15.1	$20.1	$10.4	$10.5	$0.1	$1.0	$1.8
Sustaining capital expenditures	46.8	25.6	21.5	15.1	20.1	10.4	4.9	0.1	0.3	—
Non-sustaining capital expenditures	6.3	1.8	—	—	—	—	5.6	—	0.7	1.8
(1)As presented in note 16 of the Company’s consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,				Six months ended June 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2024	2023	2024	2023	2024	2023	2024	2023
Mining	$32.9	$28.7	$12.8	$4.9	$60.9	$57.1	$25.1	$6.6
Allocation of mining costs(1)	(4.2)	(4.2)	(5.1)	(4.5)	(5.6)	(4.5)	(13.6)	(5.7)
Milling	27.4	31.7	5.9	1.1	58.7	65.2	11.3	1.3
Site G&A costs	14.5	12.9	8.0	4.9	26.1	27.5	17.5	6.8
Change in inventory, royalties and other	(7.2)	7.2	16.2	(2.1)	(3.7)	15.6	32.2	(4.7)
Production costs	$63.4	$76.3	$37.8	$4.3	$136.4	$160.9	$72.5	$4.3
Ore and waste tonnes mined (000's tonnes)	12,314	12,939	3,850	2,409	24,646	24,260	7,567	3,232
Ore processed (000's tonnes)	5,325	5,595	1,053	262	10,488	10,300	2,025	340
Mining costs per tonne mined ($/tonne)	2.67	2.22	3.33	2.02	2.47	2.36	3.31	2.05
Processing costs per tonne processed ($/tonne)	5.14	5.66	5.63	4.23	5.60	6.33	5.59	3.86
Site G&A costs per tonne processed ($/tonne)	2.72	2.04	7.59	18.57	2.48	2.38	8.62	20.08
On site costs per tonne processed ($/tonne)	14.04	12.84	25.39	41.29	13.89	14.26	26.57	43.50
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC – Non-Exploration (including Production information)

All non-exploration scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer, the qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.
Supplementary Information: Exploration Update

Mount Milligan Mine

Refer to section “Recent Events and Developments” within the MD&A for the period ended June 30, 2024.

Öksüt Mine and Türkiye

At Öksüt, drilling activities are planned to commence at Yelibelen Prospect, located to the south of the Guneytepe pit to test for near surface oxide mineralization. Alteration modelling for Keltepe and Guneytepe has resulted in the potential for porphyry mineralization beneath Guneytepe pit. Modest drill program was planned to test this theory. The alteration modelling process is continuing with additional spectral readings (Terraspec) for holes south of Guneytepe.

Drilling actvities are expected to commence in the third quarter of 2024 at Karatas, Nallihan and Ulu.

Goldfield Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended June 30, 2024.

Oakley Project

At the Oakley project in Idaho, drilling is planned to commence in Q3 at the Cold Hill and Blue prospect as well as at Red rock and White rock targets which were identified in 2023.

Qualified Person & QA/QC – Exploration

Exploration information and other related scientific and technical information in this document were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.